UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

CLARIENT, INC.

(Name of Subject Company (Issuer))

CRANE MERGER SUB, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

GENERAL ELECTRIC COMPANY

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.01 Per Share

Series A Convertible Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Common Stock:

18048910

180RESTR

Series A Convertible Preferred Stock:

N/A

(CUSIP Number of Class of Securities)

Keith W. Newman

General Counsel

GE Healthcare

Pollards Wood

Nightingales Lane

Chalfont St. Giles HP8 4SP England

Telephone: +44 1494 544000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Zampa

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$593,084,640	$42,287

(1)	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation was calculated on the basis of (a) 118,616,928 shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of October 19, 2010 (i) 88,635,606 Common Shares issued and outstanding, (ii) 8,199,523 Common Shares issuable upon the exercise of outstanding options, (iii) 21,052,632 Common Shares issuable upon conversion of 5,263,158 shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share and (iv) 729,167 Common Shares issuable upon the exercise of outstanding warrants), multiplied by (b) the Common Share offer price of $5.00 per Common Share.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with amendments and supplements hereto, this “Schedule TO”) is filed by (i) Crane Merger Sub, Inc. a Delaware corporation (the “Purchaser”), and an indirect wholly owned subsidiary of General Electric Company, a New York corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase (x) all outstanding shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”) at a price of $5.00 per Common Share in cash and (y) all outstanding shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”) at a price of $20.00 per Preferred Share in cash, in each case without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2010 and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Offer to Purchase”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Clarient, Inc., a Delaware corporation. The Company’s principal executive offices are located at 31 Columbia, Aliso Viejo, CA 92656-1460. The Company’s telephone number at such address is (949) 425-5700.

(b) This Schedule TO relates to the outstanding Common Shares and outstanding Preferred Shares. The Company has advised Parent that, as of November 2, 2010, 88,698,791 Common Shares were issued and outstanding, 5,263,158 Preferred Shares were issued and outstanding, and 37,321,689 Common Shares were reserved for issuance upon conversion of Preferred Shares, exercise of warrants and options, or pursuant to Company Stock Plans (as defined in the Offer to Purchase) and other contractual commitments (other than the Top-Up Option, as defined in the Offer to Purchase).

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by the Purchaser and Parent. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Purchaser and Parent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Agreements” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “The Transaction Agreements,” “Purpose of the Offer; Plans for the Company” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Agreements” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and “Legal Proceedings” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 5, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Holders of Restricted Stock.

(a)(5)(A)	Summary Newspaper Advertisement published in The Wall Street Journal on November 5, 2010.

(a)(5)(B)	Joint Press Release issued by General Electric Company and Clarient, Inc. on October 22, 2010 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by General Electric Company on October 22, 2010).

(a)(5)(C)	Press Release issued by General Electric Company on November 5, 2010.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc. and Clarient, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by General Electric Company on November 1, 2010).

(d)(2)	Tender and Support Agreement, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc., and Safeguard Delaware, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by General Electric Company on November 1, 2010).

(d)(3)	Tender and Support Agreement, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc., and Oak Investment Partners XII, Limited Partnership (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by General Electric Company on November 1, 2010).

(d)(4)	Confidentiality Agreement, dated June 6, 2010, between Clarient, Inc. and General Electric Company.

(d)(5)	Exclusivity Agreement, dated September 30, 2010, between Clarient, Inc. and General Electric Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2010	CRANE MERGER SUB, INC.

	By:	/s/ Jeffrey S. Thomas
		Name:	Jeffrey S. Thomas
		Title:	Vice President and Secretary

Date: November 5, 2010	GENERAL ELECTRIC COMPANY

	By:	/s/ Elizabeth A. Newell
		Name:	Elizabeth A. Newell
		Title:	General Counsel, Strategic Transactions GE Healthcare

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 5, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Holders of Restricted Stock.

(a)(5)(A)	Summary Newspaper Advertisement published in The Wall Street Journal on November 5, 2010.

(a)(5)(B)	Joint Press Release issued by General Electric Company and Clarient, Inc. on October 22, 2010 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by General Electric Company on October 22, 2010).

(a)(5)(C)	Press Release issued by General Electric Company on November 5, 2010.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc. and Clarient, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by General Electric Company on November 1, 2010).

(d)(2)	Tender and Support Agreement, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc., and Safeguard Delaware, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by General Electric Company on November 1, 2010).

(d)(3)	Tender and Support Agreement, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc., and Oak Investment Partners XII, Limited Partnership (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by General Electric Company on November 1, 2010).

(d)(4)	Confidentiality Agreement, dated June 6, 2010, between Clarient, Inc. and General Electric Company.

(d)(5)	Exclusivity Agreement, dated September 30, 2010, between Clarient, Inc. and General Electric Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.